                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                                 M-WAVE, INC.
       -----------------------------------------------------------------
                                 (Name of Issuer)



                                 Common Stock
       -----------------------------------------------------------------
                         (Title of Class of Securities)



                                  554034 10 8
                           ------------------------
                                 (CUSIP Number)


                               December 31, 1999
                               -----------------

            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


// Rule 13d-1(b)


// Rule 13d-1(c)


// Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
CUSIP NO. 554034 10 8                  13G               PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Chicago Equity Corporation    36-2464372


------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois


------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                              694,464 shares
     NUMBER OF

      SHARES
                   -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY               -0-

     OWNED BY

                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER
                              694,464 shares
    REPORTING

                   -----------------------------------------------------------

      PERSON
                     8     SHARED DISPOSITIVE POWER
       WITH                    -0-

------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        694,464 shares

------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                               [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        23.4%


------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
        CO


------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO. 554034 10 8                     13G             PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        BANK ONE CORPORATION

------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------

 3    SEC USE ONLY

------------------------------------------------------------------------------

 4    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

------------------------------------------------------------------------------

     NUMBER OF       5    SOLE VOTING POWER
                              -0-
      SHARES

                   -----------------------------------------------------------

   BENEFICIALLY      6    SHARED VOTING POWER
                              -0-
     OWNED BY

                   -----------------------------------------------------------

       EACH          7    SOLE DISPOSITIVE POWER
                              -0-
    REPORTING

                  ------------------------------------------------------------

      PERSON         8    SHARED DISPOSITIVE POWER
                              -0-
       WITH

------------------------------------------------------------------------------

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        None except indirectly through one or more subsidiaries as reported herein. See Item 4.

------------------------------------------------------------------------------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                    [_]

------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        -0-

------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON*

      CO HC


------------------------------------------------------------------------------

-----------------------                                  ---------------------
CUSIP NO.  554034 10 8                    13G             PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        First Chicago Financial Corporation


------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------

 3    SEC USE ONLY



------------------------------------------------------------------------------

 4    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware


------------------------------------------------------------------------------

     NUMBER OF       5    SOLE VOTING POWER
                              -0-
      SHARES

                   -----------------------------------------------------------

   BENEFICIALLY      6     SHARED VOTING POWER
                              -0-
     OWNED BY

                   -----------------------------------------------------------

       EACH          7    SOLE DISPOSITIVE POWER
                              -0-
    REPORTING

                   -----------------------------------------------------------

      PERSON         8    SHARED DISPOSITIVE POWER
                              -0-
       WITH

------------------------------------------------------------------------------

 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None except indirectly through one or more subsidiaries as reported herein. See Item 4.

------------------------------------------------------------------------------

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [_]

------------------------------------------------------------------------------

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         -0-

------------------------------------------------------------------------------

12     TYPE OF REPORTING PERSON*

       CO

------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
            --------------

            M-Wave, Inc. (the "Company")


Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            216 Evergreen Street
            Bensenville, Illinois 60106



Item 2(a).  Name of Person Filing:
            ---------------------

            BANK ONE CORPORATION ("ONE") is filing this statement on behalf of itself and First Chicago Equity Corporation ("FCEC") and First Chicago Financial Corporation ("FCFC"), both wholly owned subsidiaries. FCFC is the direct parent corporation of FCEC. The agreement of ONE, FCFC and FCEC to file joint disclosure statements on Schedule 13G is filed as Exhibit A hereto.



Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            For ONE, FCFC and FCEC:
            One First National Plaza
            Chicago, Illinois 60670



Item 2(c).  Citizenship:
            -----------

            FCEC is a corporation organized under the laws of the State of Illinois. ONE and FCFC are corporations organized under the laws of the State of Delaware.



Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock (the "Common")



Item 2(e).  CUSIP Number
            ------------

            554034 10 8



Item 3.     Type of Person Filing:
            ---------------------

            Not applicable.



Item 4.     Ownership:
            ---------

            (a)-(b) FCEC owns warrants (the "Warrants") which are exercisable on a one-for-one basis into 694,464 shares of Common under the terms and conditions described herein. The Warrants are exercisable at any time prior to the fifth anniversary of the date of issuance (the "Issue Date") in the event that the Company publicly announces its intention to enter into an Extraordinary Transaction. For purposes of the Warrants, "Extraordinary Transaction" is defined to include any of the following involving the Company or any of its material subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction, which in each case is effected in such a way that the holders of shares of Common are entitled to receive stock, securities or assets with respect to or in exchange for shares of Common; (ii) any sale, lease, exchange, transfer or other disposition of 60% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange for 50% or more of the outstanding shares of capital stock of the Company; (iv) any voluntary or involuntary dissolution, liquidation
         or other winding up of the Company or any of its material subsidiaries;
         (v) any "person" or "group" (as such term is used in Section 13(d)(3) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (other than Joseph A. Turek) solely by virtue of any voting agreements he may have with FCEC or Cross Creek Partners II, an Illinois general partnership ("Cross Creek") and their affiliates becomes, directly or indirectly, the "beneficial owner" (as defined in Rule 13(d)(3) and 13(d)(5) under the Exchange Act) of more than 50% of the combined voting power of the then outstanding securities of the Company entitled to vote generally in the election of directors of the Company ("Voting Power"); or (vi) the sale by the Company of shares of Common or other capital stock (or securities convertible into Common or other capital stock) that represent greater than 25% of the outstanding Voting Power before such issuance.

         Upon consummation of any Extraordinary Transaction of the type set forth in clause (i) or (iv) of the preceding paragraph and without any action on the part of the holders of the Warrants, the Warrants will be automatically canceled with respect to any remaining shares of Common for which the holder has not properly exercised.

         The exercise price per share of Common (the "Exercise Price") subject to the Warrants is equal to:

               Date of Exercise                           Exercise Price
               ----------------                           --------------

               Before the First Anniversary of the Issue Date     $1.00

               From the First Anniversary until the day pre-      $1.05
               ceding the Second Anniversary of the Issue
               Date

               From the Second Anniversary until the day pre-     $1.10
               ceding the Third Anniversary of the Issue Date

               From the Third Anniversary until the day pre-      $1.15
               ceding the Fourth Anniversary of the Issue Date

               From the Fourth Anniversary until the day pre-     $1.20
               ceding the Fifth Anniversary of the Issue Date



         ONE may be deemed to own the shares deemed to be beneficially owned by FCEC solely through its ownership of FCEC. FCFC may be deemed to own the shares deemed to be beneficially owned by FCEC solely through its ownership of FCEC.


               Cross Creek is a general partnership composed of individual officers of The First National Bank of Chicago, a subsidiary of ONE. ONE, FCFC AND FCEC DISCLAIM ANY GROUP STATUS WITH CROSS CREEK AND FURTHER DISCLAIM ANY BENEFICIAL OWNERSHIP OF SHARES OF COMMON HELD BY CROSS CREEK.


         (c) See items 5 through 9 and item 11 on pages two through four hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         --------------------------------------------


         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------


         Not applicable.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         ----------------------------------------------------------------------


         Not applicable.


Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.


Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.


Item 10. Certification:
         -------------

         Not applicable.

Signature:
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1999

                              BANK ONE CORPORATION



                              By:  /s/ M. Eileen Kennedy
                                 __________________________________
                                  M. Eileen Kennedy
                                  Treasurer


                              FIRST CHICAGO FINANCIAL CORPORATION


                              By:  /s/ M. Eileen Kennedy
                                 __________________________________
                                  M. Eileen Kennedy
                                  Assistant Treasurer


                              FIRST CHICAGO EQUITY CORPORATION


                              By:  /s/ M. Eileen Kennedy
                                 __________________________________
                                  M. Eileen Kennedy
                                  Treasurer

                                   EXHIBIT A


                                   AGREEMENT


   The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that BANK ONE CORPORATION may file a Schedule 13G under the Securities Exchange Act of 1934, as amended, and all amendments to such Schedule, with respect to the shares of Common Stock of M-Wave, Inc. on behalf of the undersigned.


Dated:  February 10, 1999


                                  BANK ONE CORPORATION


                                  By:  /s/ M. Eileen Kennedy
                                     ____________________________________
                                      M. Eileen Kennedy
                                      Treasurer



                                  FIRST CHICAGO FINANCIAL CORPORATION


                                  By:  /s/ M. Eileen Kennedy
                                     ______________________________________
                                      M. Eileen Kennedy
                                      Assistant Treasurer



                                  FIRST CHICAGO EQUITY CORPORATION


                                  By:  /s/ M. Eileen Kennedy
                                     ______________________________________
                                      M. Eileen Kennedy
                                      Treasurer